The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

Allen J. Mistysyn
Senior Vice President – Finance and
Chief Financial Officer

June 30, 2025

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention: Patrick Kuhn
Abe Friedman

Re:     The Sherwin-Williams Company
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 20, 2025
File No. 001-04851

Ladies and Gentlemen:

We have set forth below the response of The Sherwin-Williams Company (“Sherwin-Williams” or “Company”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated June 18, 2025 regarding your review of the Company’s above-referenced 2024 Form 10-K filed on February 20, 2025 (“2024 Form 10-K”).

For your convenience, we have restated in bold type each of the Staff’s comments followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary, page 24

June 30, 2025

1.Comment: We note you disclose Adjusted EBITDA within your summary bullet points. When presenting non-GAAP measures, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please make similar revisions to your press releases furnished under Item 2.02 of Form 8-K when presenting your non-GAAP measures in the summary section of your releases.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future periodic reports, as well as the Company’s press releases furnished under Item 2.02 of Form 8-K, when the Company presents a non-GAAP measure, it will present the most directly comparable GAAP measure with equal or greater prominence. The Company confirms when presenting Adjusted EBITDA, it will include a presentation of Net income with equal or greater prominence.

Notes to the Consolidated Financial Statements
Note 22 - Reportable Segment Information, page 90

2.Comment: Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.

Response: The Company respectfully acknowledges the Staff’s comment. As described within Note 22, the Chief Operating Decision Maker (“CODM”) evaluates the performance of and allocates resources to the reportable segments based on Segment profit or loss, which represents each segment’s Income before income taxes. The CODM reviews actual results versus comparable forecasted and historical financial information with the broader leadership team to assess performance and allocate resources on a monthly basis. In future filings, the Company will enhance its disclosure to provide additional information on the process utilized by the CODM to evaluate the performance of and allocate resources to each reportable segment. Below is the Company’s proposed disclosure for illustrative purposes, which has been marked to show changes from the Company’s 2024 Form 10-K disclosure.

The Company’s CODM has been identified as the Chair, President and Chief Executive Officer because she has the final authority over performance assessment and resource allocation decisions. Because of the diverse operations of the Company, the CODM regularly receives and uses discrete financial information about each Reportable Segment as well as select supplemental financial information about certain divisions, business units or subsidiaries of the Company. The CODM uses all such financial information for performance assessments and resource allocation decisions by comparing actual results versus forecasted and historical financial information and discussing observations with the broader leadership team responsible for managing the operations of each reportable segment on a monthly basis. This includes probing inquiries and consideration of relevant internal and external factors to drive meaningful insights and specific actions. The CODM evaluates the performance of and allocates resources to the Reportable Segments based on Segment profit or loss, which represents the segments’ Income before income taxes. The accounting policies of the Reportable Segments are the same as those described in Note 1.

June 30, 2025

We thank the Staff for its review of our filing to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2066.

Sincerely,

/s/ Allen J. Mistysyn

Allen J. Mistysyn
Senior Vice President – Finance and Chief Financial Officer